UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated February 2, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2006	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
February 1, 2006
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on February 1, 2006.
Item 4 — Summary of Material Change
Cameco announced on February 1, 2006 that it had completed the acquisition of a 100% interest in Zircatec Precision Industries, Inc. for $108 million. On December 2, 2005, Cameco announced that it had reached an agreement to acquire Zircatec.
Item 5 — Full Description of Material Change
Cameco announced on February 1, 2006 that it had completed the acquisition of 100% interest in Zircatec Precision Industries, Inc. for $108 million. On December 2, 2005, Cameco announced that it had reached an agreement to acquire Zircatec. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
Cameco used cash to fund this acquisition that it is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.
In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. The plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec is a supplier of fuel fabrication services to Candu style reactors, with sales to Bruce Power L.P. currently representing a substantial portion of Zircatec’s business. The plant’s capacity is 1,200 tonnes of uranium fuel annually.
In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing that is an integral part of fuel bundles used by nuclear reactors. The plant also produces titanium alloy tubing and manufactures various Candu reactor components and monitoring equipment.
All dollar amounts are expressed in Canadian dollars.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and
Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 — Date of Report
February 2, 2006

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